Exhibit 10.24

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT, made and entered into as of the 10th day of December, 2015 (the “Effective Date”), by and between ODYSSEY MARINE EXPLORATION, INC., a Nevada corporation (“Odyssey”), and GREGORY P. STEMM (“Consultant”),

W I T N E S S E T H :

WHEREAS, Consultant is a co-founder of Odyssey and has served as its Chairman of the Board and Chief Executive Officer;

WHEREAS, Odyssey desires to continue to benefit from Consultant’s industry experience, expertise, and relationships; and

WHEREAS, Consultant is willing to provide consulting services to Odyssey on the terms and conditions set forth herein;

NOW, THEREFORE, for and in consideration of the premises, and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	Consulting Services.

(a) Engagement. Odyssey hereby engages Consultant as an independent contractor to provide certain consulting services on the terms and conditions set forth in this Agreement, and Consultant hereby accepts such engagement. Consultant shall provide the services set forth below. Odyssey will not have the right to control the manner or means by which such services are provided by Consultant. Consultant may assign the right to payments hereunder to any entity controlled by Consultant pursuant to an agreement whereby such entity agrees to perform the duties of Consultant hereunder; provided that (i) such assignment and assumption of duties shall be effective only so long as Consultant personally carries out such duties as an employee of, or otherwise on behalf of, such entity, (ii) Consultant remains personally subject to the provisions of Sections 6, 7, 8, 9, and 16 hereof and responsible and liable for such entity’s performance hereunder, and (iii) such assignment and assumption is approved in advance in writing by Odyssey, such approval not to be unreasonably withheld.

(b) Exclusive Services. Consultant shall devote the majority of his business time and attention to Odyssey affairs. His duties will include (i) actively seeking out and presenting to Odyssey new business opportunities, projects, and relationships which are expected to result in strategic value or revenue streams in Odyssey’s core business of shipwreck and mineral exploration (“Business Opportunities”), (ii) providing strategic planning and advice, (iii) providing project management (as requested by the Chief Executive Officer), and (iv) such other services as Odyssey’s Board of Directors or Chief Executive Officer may request from time to time (the “Exclusive Services”).

(c) Rejected Projects. If Odyssey determines not to pursue a Business Opportunity presented by Consultant, Consultant may personally invest or otherwise participate in such Business Opportunity, but may not undertake any material management involvement in the Business Opportunity which would prevent the Consultant from reasonably providing Exclusive Services to Odyssey nor hold a full-time executive position in an operating company relating to such Business Opportunity during the Exclusive Services Period (as defined below) without Odyssey’s express permission, not to be unreasonably withheld. Consultant may have managerial involvement in any such project so long as it does not materially interfere with his duties hereunder.

(d) Affiliate Companies. At the request of Odyssey, Consultant may act as a director, consultant, or manager of affiliates of Odyssey. Odyssey may replace Consultant in such positions for Cause without any compensation, but shall continue to indemnify Consultant commensurate in period and to the same extent indemnity is provided for any other individuals who hold the same position. If Odyssey requests Consultant to transfer his position to another designee of Odyssey for Cause, the Consultant agrees to assist Odyssey in the process.

2.	Compensation.

(a) Exclusive Services Period Fees. During the period commencing on the Effective Date and ending on the date that this Agreement expires or is terminated in accordance with its terms (the “Exclusive Services Period”), Odyssey shall pay to Consultant (i) $21,905 per month (the “Base Consulting Fee”) and (ii) any amounts due under subparagraphs (b),(c), (d), and (e) below. The Base Consulting Fee shall be payable in arrears on the tenth day of each month with respect to the immediately preceding month during the Exclusive Services Period, with the Base Consulting Fee being prorated for each month during the Exclusive Services Period that is less than a full calendar month. For the avoidance of doubt, the first Base Consulting Fee payment shall be made on January 10, 2016, in the amount of $14,838.87 (which represents $21,905 x (21/31)).

(b) Charlesworth Marine/Enigma II. With respect to the month beginning on December 1, 2015, Odyssey will pay to Consultant a total of $150,000 as compensation for his successful efforts in developing the concept, negotiating, executing and overseeing the agreement and relationship with Charlesworth Marine Limited for the marine services on the sites associated with the Enigma II project through the completion of Addendum #1 of the project, which will entail total investment of approximately US $3,006,755 underwritten by Charlesworth. This $150,000 amount will be paid as follows: (i) $75,000 on January 10, 2016, (ii) $14,500 per month from February 10, 2016 through June 10, 2016, inclusive, and (iii) $2,500 on July 10, 2016. If the Charlesworth

contracts pursuant to the completion of Addendum #1 result in additional investments by Charlesworth for the Enigma or any other Business Opportunity, Consultant will receive an amount equal to 5% of those contract amounts, plus 5% of any equity or other participation which Odyssey receives as a result of those contracts, to be paid to Consultant under terms to be reasonably agreed upon between Odyssey and the Consultant.

(c) Monaco Financial, LLC. With respect to the transaction outlined in the Letter of Intent dated October 16, 2015 for transferring certain assets of Odyssey to Monaco in exchange for cash and the assumption of certain liabilities and for the operating and services agreement which will provide for Odyssey to provide certain marine services for Monaco (the “Monaco Transaction”) with Monaco Financial LLC (“Monaco”), Odyssey will pay to Consultant a total of $500,000 as compensation for his successful efforts developing the concept, negotiating, executing and overseeing the closing of the Monaco Transaction. This amount will be payable by an initial payment of $12,000 on July 10, 2016, with monthly payments of $14,500 continuing thereafter beginning on August 10, 2016, until May 10, 2019, when Consultant shall be entitled to a final payment of $9,500.00.

(d) Equity Compensation. In addition to the fees prescribed above, Consultant will receive (i) an equity interest of 5% based on fair market value in any Business Opportunity located or created by Consultant pursuant to this Agreement or an interest between 2.5% and 5% on any Business Opportunity which Consultant is pursuing on behalf of Odyssey at the date hereof, or which Odyssey requests that Consultant manage or (ii) cash compensation, based on the Consultant and Odyssey’s Compensation Committee’s agreement on a reasonable determination of the economic benefit to Odyssey of the transaction and/or Business Opportunity. At the time Odyssey determines to pursue any Business Opportunity presented by Consultant or requests Consultant’s management of, or participation in, a Business Opportunity, the parties will collectively determine the form of Consultant’s participation, the percentage of his equity interest, cash or other form of compensation (which is expected to be from 2.5% to 5%). The factors to be used to establish Consultant’s percentage interest are set forth on Exhibit “A” attached hereto.

(e) Additional Compensation. Accordingly, with respect to two of the business opportunities Consultant is currently working on, in addition to the compensation which Consultant is to receive under 2(c) above, Odyssey agrees to pay Consultant (i) 5% of the amount Odyssey receives from the sale of any artifacts from the Enigma II project, net of conservation, marketing and selling expenses and (ii) a 5% interest in Odyssey’s economic benefit of any shipwreck search and recovery project which Monaco undertakes pursuant to their agreement with Odyssey. For any shipwreck projects which are not undertaken pursuant to the Monaco Transaction Consultant shall receive a 5% interest in any income or other value generated for Odyssey by said projects, net of conservation, marketing and sales costs. These amounts shall be paid within 30 days after Odyssey receives the cash or other valuable consideration which is the basis of this compensation. For the avoidance of doubt, these payments are separate from, and in addition to, the $14,500 monthly payments referenced in 2(b) and 2(c) above.

(f) Office Facility. Odyssey shall provide at no cost to Consultant an office at Odyssey headquarters and reasonable access to support and administrative services necessary or appropriate for Consultant to fulfill his consulting duties hereunder.

(g) Fees. Odyssey shall pay attorneys’ fees incurred by Consultant in connection with the negotiation and preparation of this Agreement and prior drafts of similar agreements not to exceed $15,000. Consultant acknowledges that he has been encouraged by Odyssey to seek, and has obtained, his own independent legal and other other advice in connection with this Agreement.

(h) Title. If Consultant is no longer Chairman of the Board of Odyssey, he will be recognized as Chairman Emeritus.

(i) Directors Fees. Consultant will not be paid any directors fees as compensation for being a board member of Odyssey Marine Exploration so long as he is receiving the compensation in paragraphs 2(a) or 2(b), above.

3. Expenses. Odyssey shall reimburse Consultant for travel and similar out-of-pocket expenses incurred in rendering services hereunder in accordance with company policy and subject to approval by the Chief Executive Officer. Consultant will directly pay for his own internet, phone, and equipment and maintain such service contracts in his own name. Consultant may re-bill the professional part linked to Odyssey of such service contracts to Odyssey once per month. In addition, while Consultant is on an Exclusive basis, Odyssey shall reimburse Consultant for membership dues in business or industry organizations and travel to conferences which may reasonably accrue strategic value or produce Business Opportunities, such reimbursements not to exceed $10,000 per year.

4. Term.

(a) Initial Term. Consultant’s engagement pursuant to this Agreement will continue for five years from the date hereof (the “Initial Term”).

(b) Renewal. Upon expiration of the Initial Term and each renewal term, this Agreement will be automatically renewed for successive terms of one year, unless either party gives notice of non-renewal at least ninety days prior to the end of the then current term (the entire period during which Consultant is employed under this Agreement being herein referred to as the “Term”).

5. Termination.

(a) Notice of Termination. Either party may terminate this Agreement upon ninety days’ written notice to the other party.

(b) Effect of Termination by Odyssey. If this Agreement is terminated by Odyssey without Cause or by Consultant for Good Reason, then (i) Odyssey shall pay to Consultant a monthly amount equal to $21,905 per month for eighteen months, and (ii) the balance of any payments due under the provisions of paragraphs 2(b),(c), (d), and (e) above shall be paid at the rate and the time provided in those paragraphs; (iii) the non-compete and non-solicitation provisions of Section 8 and the non-recruitment provisions of Section 9 will apply during the period of eighteen months when such amount is being paid, provided that is being paid on time pursuant to this Agreement and (iv) Consultant shall make himself reasonably available during such period to provide strategic advice and such other assistance as Odyssey’s Chief Executive Officer may reasonably request. “Cause” means a material breach of this Agreement by Consultant which causes material economic damage to Odyssey, if subject to cure, is not cured within 15 days of written notice of such breach by Odyssey to Consultant. “Good Reason” means the failure of Odyssey to make any payment to Consultant due hereunder or to otherwise breach any material provision of this Agreement, which in any such case if subject to cure is not cured within 15 days of notice thereof.

(c) Effect of Termination by Consultant. If Consultant terminates this Agreement without Good Reason, then the provisions of Section 8 and the non-recruitment provisions of Section 9 will apply for a period of not less than three nor more than twelve months, the applicable period to be selected by Odyssey which shall provide written notice of the same to Consultant within ten days of the date of notification of termination. During such period, Odyssey shall make payments to Consultant at the rate of $21,905 per month and the balance of any payments due under the provisions of paragraphs 2(b),(c)(d), and (e) above shall be paid at the rate and the time provided in those paragraphs.

(d) Effect of Termination for Cause, If Odyssey terminates this Agreement for Cause, then the provisions of Section 8 and the non-recruitment provisions of Section 9 will apply for a period of not more than twelve months, the applicable period to be selected by Odyssey which shall provide written notice of the same to Consultant within ten days of the date of notice of termination. During such period, Odyssey shall make payments to consultant at the rate of $10,953.50 per month and the balance of any payments due under the provisions of paragraphs 2(b),(c), (d) and (e) above shall be paid at the rate and time provided in those paragraphs.

6. Confidentiality. Consultant recognizes that he has and will have information regarding the following: proposed projects and business opportunities, locations of shipwrecks and mining opportunities, recovery methods, prices, costs, discounts, future plans, business affairs, processes, trade secrets, technical matters, customer lists, research, projects, product design, copyrights and other vital information which are valuable, special, and unique assets of Odyssey (collectively, “Information”). “Information” will not include information that (i) is publicly available, (ii) is, or was previously, developed by Consultant without the use of Odyssey confidential information, (iii) is available from a third party whose disclosure does not violate confidentiality obligations to Odyssey, or (iv) was available to Consultant prior to the incorporation of Odyssey. Consultant agrees that he will not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate in any manner any Information to any third party except for the purpose of fulfilling his obligations as Consultant hereunder. If Consultant deems it necessary to disclose Information to a third party in furtherance of his duties hereunder, he shall first obtain the approval of Odyssey and, if required, obtain an appropriate nondisclosure agreement from any party to whom the Information is to be disclosed. Consultant acknowledges and understands that a violation of this paragraph may constitute a material violation of this Agreement and if does constitute a material violation, it will justify legal and/or equitable relief.

7. Material Non-Public Information–Insider Trading. Consultant acknowledges that during the course of the work conducted prior to and pursuant to this Agreement he may have or may come into possession of “material non-public information” as defined by the state and federal securities laws. Consultant agrees to keep all such information confidential and understands that the release of such information or the trading in the Company’s securities while in possession of such information may constitute a federal crime. Consultant acknowledges that he has been furnished a copy of Odyssey’s INSIDER TRADING POLICY and that he understands and will comply with the provisions of the policy.

8. Non-Compete Agreement. Consultant agrees and covenants that during the Term and during any period thereafter specified in Section 5, so long as Odyssey (i) is actively engaged in such activity (or has transferred all or any portion of its business related to such activity and is under an obligation to the transferee not to compete with respect to such business) and (ii) has timely made when due all payments due to Consultant under Section 2, Section 5 or otherwise due hereunder (or has cured any failure to make a payment when due within 20 days of notice of such failure), he will not directly or indirectly engage in any competitive business activity related to offshore mineral and resource exploration and mining, shipwreck search and recovery, shipwreck financing (including the sale, marketing or collateralization of shipwreck artifacts or the promotion of investment products related to shipwreck artifacts or coins), or shipwreck attraction business, in each such case on his own behalf or on behalf of any entity not associated with Odyssey, unless in the case of a non-affiliate Odyssey holds a material financial interest in such non-affiliated entity and Consultant informs Odyssey at all times of any activities he is conducting for or on behalf of such non-affiliated entity. This covenant shall apply to such businesses worldwide. Directly or indirectly engaging in any competitive business includes, but is not limited to, (i) engaging in a business as owner, partner, or agent, (ii) becoming a consultant to any third party that is engaged in such business, or (iii) soliciting any customer of Odyssey for the benefit of a third party that is engaged in such business.

9. Non-Interference. Consultant agrees and covenants that during the Term and during any period thereafter specified in Section 5 (but only if Odyssey has timely made when due all payments due to Consultant under Section 5 or otherwise due hereunder or has cured any failure to make a payment when due within 20 days of notice of such failure), he will not actively recruit employees or consultants of Odyssey for employment or for contract with any competitive business, including businesses in which he may now have or may subsequent to this Agreement obtain an interest, or for or on behalf of any other individual or business including those unrelated to this Agreement, unless specifically approved in advance by Odyssey.

10. Inability to Contract for Odyssey. Consultant will not have the right to make any contracts or commitments for or on behalf of Odyssey or its affiliates without first obtaining the express written consent of Odyssey, unless Consultant is otherwise explicitly allowed to make commitments or contracts pursuant to terms of the Contractor’s obligations or shareholder’s agreements related to those affiliates.

11. Entire Agreement. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written except as contained or referred to herein. This Agreement supersedes any prior written or oral agreements between the parties.

12. Amendment. This Agreement may be modified or amended only if the amendment is made in writing and is signed by both parties.

13. Severability. If any provisions of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

14. Waiver of Contractual Right. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

15. Applicable Law, Arbitration, and Jurisdiction. This Agreement shall be governed by the laws of the State of Florida. The parties agree that any disputes arising from or in connection with this Agreement shall be decided by binding arbitration which shall be conducted, upon request by either party, in Tampa, Florida, before one arbitrator designated by the American Arbitration Association (the “AAA”), in accordance with the terms of the Commercial Arbitration Rules of the AAA. The prevailing party shall be entitled to reasonable attorneys’ fees and costs. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be.

16. Confidentiality. The Parties shall keep all terms and conditions of this Agreement confidential and shall not disclose the terms and conditions to anyone without the express permission of Consultant, except when necessary to satisfy statutory or legal requirements.

17. Section 409A Compliance. It is intended that all amounts payable pursuant to this Agreement are exempt from or, alternatively, comply with Code Section 409A (and any legally binding guidance promulgated under Code Section 409A, including, without limitation, the Final Treasury Regulations), and this Agreement will be interpreted, administered and operated accordingly. In the event that any provision of this Agreement is inconsistent with Code Section 409A or such guidance, then the applicable provisions of Code Section 409A shall supersede such inconsistent provision. For all purposes under Code Section 409A, the Consultant’s right to receive any payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of Odyssey. A “termination of this Agreement” under this Agreement or any similar term shall mean a “separation from service” under Code Section 409A and Final Treasury Regulation 1.409A-1(h) and the default presumptions thereof. Notwithstanding any other provision contained herein, if Odyssey (or its delegate) determines in its discretion that severance payments due under Section 5 hereof or any other payments under this agreement payable on account of Consultant’s “separation from service” are “nonqualified deferred compensation” subject to Section 409A of the Code and that the Consultant is subject to Section 409A(a)(2)(B)(i) of the Code and the regulations and other guidance issued thereunder, then such payments shall be paid within ten days of the beginning of the seventh month following the month in which the Consultant’s termination occurs. For purposes of this Agreement, whether the Consultant is subject to Section 409A(a)(2)(B)(i) of the Code will be determined in accordance with written procedures adopted by Odyssey.

[Signature page follows immediately.]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Consulting Agreement to be duly executed as of the day and the year first above written.

/s/ Gregory P. Stemm
Gregory P. Stemm

Odyssey Marine Exploration, Inc.

By:	/s/ Jon D. Sawyer
Jon D. Sawyer
Chairman, Compensation Committee

[Signature Page to Consulting Agreement – Gregory P. Stemm]

Exhibit “A”

The final percentage and details of Consultant’s equity interests would be structured at the time Odyssey and Consultant enter into discussions relating to each Business Opportunity. Odyssey’s CEO will negotiate the percentage of the equity interest or cash proceeds using the guidelines of between 2.5% and 5%, but the final terms must be reviewed and approved by the Compensation Committee and approved by the Odyssey Board of Directors.

In determining the appropriate and fair compensation for Consultant, the CEO shall take into account the following factors:

•	The likelihood that Odyssey could have (a) developed the transaction and (b) completed the transaction without Consultant’s assistance

•	The net financial benefit to Odyssey

•	The skill, experience, and resources brought to the transaction by Consultant

•	The opportunity cost to Consultant for not having been able to undertake the Business Opportunity for himself.

•	Any additional factors that Consultant, the CEO and Board mutually deem relevant.